UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Source ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

125 Park Avenue, 25th Floor, New York, New York 10017

Telephone Number (including area code):  212-520-1673

Name and address of agent for service of process:

Corporation Service Company, 2711 Centerville Road, Suite 400, New Castle County, Wilmington, Delaware 19808 with copies to Adrian Mulryan, 125 Park Avenue, 25th Floor, New York, New York 10017, and Christopher D. Menconi, Bingham McCutchen LLP, 2020 K Street NW, Washington, DC 20006-1806.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X]  Yes       [  ]  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of London in England on the 19th day of June 2014.

SOURCE ETF TRUST

/s/ Adrian Mulryan
Name:	Adrian Mulryan
Title:	Initial Trustee

Attest:

/s/ Valerie Nevin
Name: Valerie Nevin
Title: Counsel